U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB
                                  Amendment #3

      General form for registration of securities of small business issuers Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           LAL Miami Enterprises, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Nevada
         (State or other jurisdiction of incorporation or organization)

                      (I.R.S. Employer Identification No.)

                  33555 Somerset Trace, Marietta, Georgia 30067
               (Address of principal executive offices) (Zip Code)

                                 (770) 953-6439
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act: |_| Securities to be registered under Section 12(g) of the Act: |X|

             Title of each class to be so registered: Common Stock,
                           $0.001 par value per share

         Name of each exchange on which each class is to be registered:
                      National Quotation Bureau Pink Sheets


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To simplify the language in this Registration Statement, LAL Miami Enterprises,
Inc. is referred to herein as the "Company" or "We."

Item 1. Description of Business.

Business Development.

We were incorporated on April 4, 1997, in the State of Nevada.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.

We are a development stage company. Our activities to date have been limited to organization and capital formation. As such, we have never had specific products, services, or business.

We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a reverse merger or reverse acquisition with an unidentified private entity (hereinafter referred to as the "business opportunity"). We do not intend to locate or accept calls or correspondance from a business opportunity candidate until this filing clears comments from the Securities and Exchange Commission, if ever.

We are registering a class of our securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file such registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing such Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract a business opportunity candidate. In all likelihood, a business opportunity will involve a transaction with a corporation not requiring cash or assets but which desires to establish both a public market for its common stock and the perceived advantages of status as an Exchange Act registered corporation. There is no assurance that the foregoing assumption is correct.

Competition.

We are and will continue to be a limited competitor in the business of seeking business opportunities with private companies. A large number of established and well-financed entities, including venture capital firms, are active in reverse mergers and reverse acquisitions of companies which may be desirable business opportunity candidates for us. Nearly all such entities have significantly greater experience and financial resources, technical expertise and managerial capabilities than we do. Consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business opportunity.

We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.


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

Government Regulation.

The proposed business activities described herein classify us as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their states. We do not intend to undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan as described herein. We currently have no lock up agreements with Mrs. Littman, our principal shareholder or any other shareholder to ensure that they will not sell their shares until a business opportunity is completed. Currently, we are not making a blank check offering. We are however, registering a class of our securities on this Form 10-SB registration statement. We currently have no plans to conduct a blank check offering. Upon consummation of a business opportunity, however, our business opportunity candidate may elect to do so.

Michael Fridovich, the Company's President and sole Director has never been the president, a director or affiliate of any company which has done a blank check offering. We currently have no promoters that are currently involved in our Company. Michael Fridovich has no plans to become involved in the blank check offering of securities in the future.

Transferability of the shares of our common stock is very limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies within that state. The following states have enacted such regulations: Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia and Washington.

We believe that the gift we made to our shareholders on April 17, 1997 did not require registration, since we did not sell the securities to the recipients thereof. As such, we did not seek state exemptions from registration.

It is impossible to determine if an exemption from registration exists for the resale of such securities, as there are several unknown variables which would be necessary to make an accurate determination of such an exemption, including, but not limited to: the state of resale, the existing blue sky laws in effect within the applicable state at the time of resale, the type and sophistication of each investor, the seller's classification, numerous conditions surrounding such resale and the status of our Company at that time. We currently have no plans to register any of our securities for resale within any state. To ensure that no state laws are violated through the resales of our securities, we will refuse to register the transfer of any of our securities to residents of any state, which prohibits such resale, if no exemption is available for such resale.

In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, may not register our securities for sale or resale in their states depending on their


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

interpretation of the relative rules and regulations. We are unable to accurately predict which states may not register sales or resales of securities of a "blank check" company. Therefore, we currently have no plans to register any of our securities for sale within any state. To ensure that no state laws are violated through the resales of our securities, we will refuse to register the transfer of any of our securities to residents of any state, which prohibits such resale, if no exemption is available for such resale. It is not anticipated that a secondary trading market for our securities will develop in any state until after consummation of a business opportunity, if at all.

Although we will be subject to regulation under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

Federal and state tax consequences will likely be major considerations in any business opportunity that we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business opportunity so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Sections 13 and 15(d) of the Exchange Act require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by the owners of some business opportunities to prepare such statements may preclude consummation of an otherwise desirable business opportunity. Business opportunity prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for consummation of a business opportunity as long as the reporting requirements of the Exchange Act are applicable.

We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, we do not have, and do not plan to have, and do not plan to establish, a marketing organization. Even in the event demand is identified for a business opportunity contemplated by the Company, there is no assurance the Company will be successful in completing any such business opportunity.

We currently have no full-time employees. There are no collective bargaining agreements or employment agreements with Michael Fridovich, our sole officer and director. Michael Fridovich is involved in other full-time business activities and participates in the running of the Company on a part time basis as needed without compensation. We do not plan to make any change in the number of employees of the Company to evaluate business opportunities. The need for employees and their


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

availability will be addressed in connection with our decision whether or not to pursue a business opportunity.

Item 2. Plan of Operation.

We have never had revenues from operations. We have no day to day operations and do not plan to accept calls from any potential representative of a business opportunity candidate until this Form 10-SB clear comments of the Securities and Exchange Commission, if ever. In the next twelve months, we plan to seek out business opportunity candidates. Our management believes that this plan of operations will be conducted through the efforts of Michael Fridovich, our sole Officer and Director, and will not require any additional funds. It is anticipated that business opportunities will be available to us through the contacts of Michael Fridovich. We do not plan to use any notices or advertisements in our search for business opportunities. It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will be done by Michael Fridovich or under his direction. We plan to investigate, to the extent believed reasonable by our management, such potential business opportunities. Due to our limited experience in business analysis, we may not discover or adequately evaluate adverse facts about a potential business opportunity.

Inasmuch as we will have no funds available to us in our search for business opportunities, we will not be able to expend significant funds on a complete and exhaustive investigation of such business or opportunity. We anticipate that we will incur nominal expenses in the implementation of our business plan described herein. Because we have no capital with which to pay these expenses, our present management will pay any charges with their personal funds, as interest free loans to the Company. However, we expect that the only opportunity we will have for repayment of these loans will be from consummation of a business opportunity. The repayment of any loans made to the Company will not impede, or be made conditional in any manner to, consummation of a business opportunity.

We have not made loans Michael Fridovich, our President or to any other person or entity. Because we have no funds, we have no plans to make loans to Michael Fridovich or any other person in the future. Further, we have established that no loans will be made by the Company, while under the current management. Should we later decide to make loans, there is no established cap on the aggregate amount that may be loaned by the Company.

We have no particular business opportunity in mind and have not entered into any negotiations regarding such business opportunity. None of our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of a business opportunity between us and such other company as of the date of this registration statement.

We will not restrict our search to any specific business, industry, or geographical location, and we may participate in a business opportunity of virtually any kind or nature. This discussion of the


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proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. We anticipate that we will be able to participate in only one potential business opportunity, because we have no assets and limited financial resources. To date, we have not developed any specific or minimum criteria for the selection of business opportunities, and our management will have complete discretion in selection of such business opportunity.

We will seek to expand our operations through consummation of a business opportunity which is not currently identified and which entails risks that you will not have a basis to evaluate. We plan to seek expansion of our operations with companies that will complement or enhance our Company. We cannot assure you that we will be able to ultimately effect any such business opportunity, subsequently be able to integrate a business into our Company, or otherwise successfully develop operations for us. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential business opportunity that we may undertake. We anticipate that Michael Fridovich, our President and sole Director, will investigate, to the extent he believes necessary, the business opportunity.

Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking the perceived benefits of being a fully reporting public company. Such perceived benefits may include facilitating or improving the terms on which equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.

Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not and will not have any capital with which to provide the owners of business opportunities with any significant cash or other assets. However, our management believes that we will be able to offer business opportunity candidates the chance to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering or become a publicly-held reporting company. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the consummation of a business opportunity, including the costs of preparing Form 8-Ks, 10-Ks or 10-KSBs, agreements and related reports and documents. The Exchange Act specifically requires that any business opportunity candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, our management has not conducted market research and is not aware of statistical data which would support our perceived benefits for a business opportunity owner.

We believe that there is a demand by non-public corporations for shell corporations that are publicly-held registered companies. We believe that demand for shells has increased dramatically since the


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Securities and Exchange Commission imposed burdensome requirements on "blank check" companies pursuant to Regulation 419 of the Securities Act of 1933 (the "Act"). The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the Commission and, as a result, has stimulated an increased demand for shell corporations. We have made the foregoing assumption, but there is no assurance that the same is accurate or correct and, accordingly, no assurance that we will be successful in locating a business opportunity.

Prior to making a decision to recommend to shareholders participation in a business opportunity, we plan to request that we be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections with related assumptions upon which they are based; evidence of existing patents, trademarks or services marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and our affiliates during relevant periods; a description of present and required facilities; an analysis of risk and competitive conditions; and other information deemed relevant.

Upon the consummation of a business opportunity, it is probable that our present management and shareholders will no longer be in control of our Company. In addition, our directors may, as part of the terms of the business opportunity, resign and be replaced by new directors without a vote of our shareholders or may sell their stock in the Company. We do not plan to raise any capital at the present time by private placement, public offerings, pursuant to Regulation S promulgated under the Act, as amended, or by any means whatsoever. Further, we have no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a business opportunity.

We anticipate that any securities issued as a result of consummation of a business opportunity will be issued in reliance upon an exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the business opportunity is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a business opportunity, and we are no longer considered a "shell" company. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

We do not plan to make any significant changes in the number of employees of the Company.

Item 3. Description of Property.


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We currently have no material assets, and we do not own or lease any real or personal property. We currently occupy office space without charge at 33555 Somerset Trace, Marietta, Georgia 30067, which is provided by and shared with our sole officer and director, Michael Fridovich. We believe that this space is sufficient for us at this time.

There are no preliminary agreements or understandings with respect to the office facility subsequent to the completion of a business opportunity. Upon closure of a business opportunity, we plan to relocate our office to that of the business opportunity candidate.

We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of June 8, 1999, there were 5,000,000 Shares of our common stock, $.001 par value outstanding. The following tabulates holdings of our shares by each person who, subject to the above, at the date of this registration, holds of record or is known by our management to own beneficially more than 5.0% of the common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner (1) has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners(1)(3):

Title of Class                                  Common Stock

Name & Address of Beneficial Owner              Jayne Littman
                                                7695 SW 104th Street, Suite 210
                                                Miami, Florida  33156
Amount & Nature of Beneficial Ownership         Direct Ownership
                                                4,967,000 shares
Percent of Class                                99 %

Security Ownership of Management(2):

Title of Class                                  Common Stock

Name & Address of Beneficial Owner              None
Amount & Nature of Beneficial Ownership         0 shares
Percent of Class                                0 %

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or


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direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned. We are unaware of any shareholders whose voting rights would be affected by unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above tables and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

There are currently no arrangements that would result in a change of control of our Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or a portion of our common shares held by them, or resign as members of our Board of Directors. The resulting change in control of our Company could result in the removal of all or some of our present management and a corresponding reduction or elimination of their participation in the future affairs of our Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Michael Fridovich, 51 years of age, is our only Officer and Director. He has served as President and Director since his appointment on September 7, 1999, and his terms expire on March 1, 2000. Mr. Fridovich obtained his B.S. in Urban Studies and American History from Georgia State University. Since 1995, Mr. Fridovich has been a realtor for Remax of Buckhead in Atlanta, GA. From January 1994 until 1995, Mr. Fridovich was a realtor with the Condo Store in Atlanta, Georgia.

We currently have no significant employees, and we do not anticipate hiring any in the future. There are no family relationships among management of the Company or nominees for such positions.

Mr. Fridovich filed for Chapter 7 bankruptcy in 1998 (Case No. 98-64998) with the United States Bankruptcy Court in the Northern District of Georgia and was released from all dischargable debts on July 9, 1998. Other than this proceeding, none of our directors, executive officers, promoters or control persons have been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons. We do not anticipate involvement of our promoters in the future.


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There is no agreement or understanding for Michael Fridovich, our sole officer and director, to resign at the request of another person, and Michael Fridovich is not acting and will not act in the future at the direction of any person. The only person, whose activities are and will be material to our operations in the future, is Michael Fridovich. We have not chosen any person to replace Mr. Fridovich, as either an officer or director, when his term expires. Mr. Fridovich has not been involved in any blank check offerings in the past and is not currently involved in any such offerings.

Item 6. Executive Compensation.

Name                 Position     Year    Salary   Bonus   Other   Stock   Options   L/Tip   All Other
Michael Fridovich    President    1999      0        0       0       0        0       0         0

The payment of compensation to any officer or director is not a condition to which any target business candidate must agree and the payment of compensation to any officer or director will not be a condition to which any target business candidate must agree in the future.

Item 7. Certain Relationships and Related Transactions.

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters, other than the initial issuance of 5,000,000 shares of our common stock to Mr. Eric Littman, our past President and Director, for his legal services rendered to the Company. (See Item 10. Recent Sales of Unregistered Securities)

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts. We will not merge into or acquire another company in which our management or affiliates or associates directly or indirectly have an ownership interest. Michael Fridovich, our President and sole Director is unaware of any circumstance which would change this decision.

Item 8. Legal Proceedings.

We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority involving our Company.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

There is no established public trading market for our securities. Our common stock has been quoted by the National Quotation Bureau pink sheets since April of 1999. Other than involvement by our initial market maker, J. Alexander Securities, of submitting our application for listing on the National Quotation Bureau pink sheets, we have had no market maker involvement in our securities. We have


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

not had discussions or understandings with any market maker and do not plan to encourage and request any additional Market Makers to make a market in our common stock. There has been no bid or ask for the securities since they have been quoted on the pink sheets. None of our common stock is subject to outstanding options or warrants to purchase shares of the Company. We currently have no shares of preferred stock outstanding.

There are 33,000 shares of our common stock held by non-affiliates that are available to be sold pursuant to Rule 144 under the Securities Act without any volume limitations. There are 4,967,000 shares of our common stock held by Jayne Littman, an affiliate, that are restricted securities eligible to be sold subject to the volume limitations provided in Rule 144 of the Securities Act. There is no common equity of our Company being offered subject to an employee benefit plan.

Blue Sky Considerations.

The laws of some states prohibit the resale of securities issued by blank check or shell corporations. We are considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that our current shareholders may be unable to resell their securities in other states. Additionally, because each state has a series of exempt securities predicated upon the particular facts of each transaction, it is not possible to determine if a proposed transaction by an existing shareholder would violate the securities laws of any particular state. In the event an existing shareholder or broker/dealer resells our securities in a state where such resale is prohibited, we believe that the seller thereof may be liable criminally or civilly under that particular state's laws. Existing shareholders should exercise caution in the resale of their shares of common stock in light of the foregoing.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely


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

be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had thirty-four (34) holders of record of our common stock. There is currently one class of common stock outstanding.

Item 10. Recent Sales of Unregistered Securities.

On April 4, 1997, 5,000,000 shares of our common stock were issued to Eric Littman for legal services rendered. These legal services have a value of $2,000.00. The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Act, as amended. On April 5, 1997, 5,000,000 shares of our common stock were canceled, reissued and gifted by the Company, without general solicitation or advertising, in reliance upon Section 4(2) to the current thirty-four (34) shareholders of our common stock, who are friends and relatives of Eric Littman, who was our President at that time. These persons are located in various states and the state location of these persons bears no relationship to our gifting of the shares.

In each state where the shares were gifted, the shares are restricted securities as defined by Rule 144 of the Securities Act of 1933. We gifted these shares in order to give such persons something of value as a present. Because Mr. Littman knew each shareholder personally and because they did not have to pay for the stock, they were sophisticated enough to absorb the risk involved in this transaction. Further because of Mr. Littman's prior relationship with each investor, there was no general solicitation.

Of these persons, Jayne Littman is the wife of Eric Littman, Cindy Singer, the holder of 1,000 shares is Eric Littman's sister, James Littman, the holder of 1,000 shares is Eric Littman's brother and Ronald Pallot, the holder of 1,000 shares is Eric Littman's father-in law.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 11. Description of Securities.

Qualification.

The following statements constitute brief summaries of the material information in our Articles of Incorporation and Bylaws, as amended.

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Common Stock.

Our Articles of Incorporation authorize us to issue up to 50,000,000 common shares, $.001 par value per common share. There are currently 5,000,000 shares of common stock outstanding. All outstanding common shares are legally issued, fully paid and non-assessable.

Liquidation Rights.

Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Voting Rights.

Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.

Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

There are no other material rights of the common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of our Company. We have not issued debt securities.

Item 12. Indemnification of Directors and Officers.

Our Articles of Incorporation provide that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interests, and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of our Company which would affect his or her liability in that capacity.

Item 13.  Financial Statements

Included with Item 15(a).

Item 14. Changes in and Disagreements with Accountants.

During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of our principal independent accountant. The principal accountant consulted for us has been James Scheifley C.P.A.

                         Item 15(a) Financial Statements

                           LAL MIAMI ENTERPRISES, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                      March 31, 1999 and December 31, 1998

ASSETS
                                                               (Unaudited)
                                                           1999           1998
                                                         ----------------------
CURRENT ASSETS:

      TOTAL CURRENT ASSETS                               $     0        $     0

TOTAL ASSETS                                             $     0        $     0
                                                         ----------------------

STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

      TOTAL CURRENT LIABILITIES                          $     0        $     0
                                                         ----------------------

STOCKHOLDERS EQUITY:

      Common stock, $0.01 par value
      authorized 50,000,000 shares
      5,00O,OOO shares issued &
      outstanding                                        $ 2,000        $ 2,000

      (Deficit) Accumulated during
      development stage                                  $(2,000)       $(2,000)
                                                         ----------------------

                                                         $     0        $     0
                                                         ----------------------

                                                         $     0        $     0
                                                         ----------------------

See accompanying notes to financial statements.

                           LAL MIAMI ENTERPRISES, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                      Three Months Ended March 31, 1999 and
                     Years Ended December 31, 1998 and 1997

                             1/1/99        Year           Year       Inception
                              to          Ended          Ended           to
                            3/31/99      12/31/98       12/31/97      3/31/99
                          -----------------------------------------------------

Operating Expenses        $         0   $         0   $     2,000   $     2,000

(Loss from Operations)
and Net (loss)            $         0   $         0   $    (2,000)  $    (2,000)
                          -----------------------------------------------------

Per Share Information:
 Basic & Diluted (loss)
 per common share         $         0   $         0   $         0   $         0
                          -----------------------------------------------------

Weighted average
number of common
shares outstanding          5,000,000     5,000,O0O     5,000,000     5,000,000
                          -----------------------------------------------------

See accompanying notes to financial statements.

                           LAL MIAMI ENTERPRISES, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
       For the Period From Inception (April 4, 1997) to December 31, 1998

                                                                       Deficit
                                                                     Accumulated
                                                                     Development
                                  Shares      Amount       Stage        Total
                                 ----------------------------------------------

Common shares issued
for services on 4/7/97
at $.0004 per share              5,000,000   $   2,000   $       0    $   2,000

Net (loss) for period                    0           0   $  (2,000)   $  (2,000)
                                 ----------------------------------------------

Balance, 12/31/97 & 12/31/98     5,000,000   $   2,000   $  (2,000)   $       0
                                 ----------------------------------------------

See accompanying notes to financial statements.

                           LAL MIAMI ENTERPRISES, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                      Three Months Ended March 31, 1999 and
                     Years Ended December 31, 1998 and 1997

                                      1/1/99        Year      Year     Inception
                                         to        Ended     Ended         to
                                      3/31/99     12/31/98  12/31/97    3/31/99
                                      -----------------------------------------
                                      (Unaudited)

Net Income (Loss)                     $     0    $          $(2,000)    $(2,000)

Adjustments to reconcile net
income to net cash by
operating activities:
  Stock issued for services                                 $ 2,000     $ 2,000

Total Adjustments                     $     0    $     0    $ 2,000     $ 2,000
                                      -----------------------------------------

Net cash provided by
operating activities                  $     0    $     0    $     0     $     0

Increase (decrease)in cash            $     0    $     0    $     0     $     0

Cash & Cash Equivalents
  beginning of period                 $     0    $     0    $     0     $     0
                                      -----------------------------------------

Cash & Cash Equivalents
  end of period                       $     0    $     0    $     0     $     0
                                      -----------------------------------------

Supplemental Information:
  Cash paid for Interest              $     0    $     0    $     0     $     0
  Cash paid for Income Taxes          $     0    $     0    $     0     $     0

See accompanying notes to financial statements.

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
LAL Miami Enterprises, Inc.

We have audited the balance sheet of LAL Miami Enterprises, Inc. as of December 31, 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the and each of the years in the two year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of LAL Miami Enterprises, Inc. as of December 31, 1998 and the results of its operations and cash flows for each of the years in the two year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                    /s/ James E. Scheifley
                                    James E. Scheifley & Associates, P.C.
                                    Certified Public Accountants

Denver, Colorado
May 21, 1999

LAL Miami Enterprises, Inc.
Notes to Financial Statements
December 31, 1998

Note 1. Organization and Summary of Significant Accounting Policies.

The Company was incorporated in Nevada on April 4, 1997. The Company is in its development stage and to date its activities have been limited to organization and capital formation.

      Loss per share:

Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted-average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Loss per share is unchanged on a diluted basis since the Company has no potentially dilutive securities outstanding.

      Intangible Assets:

The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.

      Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

      Estimates:

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

      Fair value of financial instruments:

The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

      Stock-based Compensation:

The Company adopted Statement of Financial Accounting Standard No. 123 (FAS
123), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company did not pay any stock based compensation during any period presented.

New Accounting Pronouncements

SFAS No. 130, AReporting Comprehensive Income@, establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.

Effective in 1998, the Company adopted SOP 98-1, however the Company has not incurred costs to date which would require evaluation in accordance with the SOP.

Effective December 31, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position. To date, the Company has not operated in any business activity.

Effective December 31, 1998, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations or financial position.

The Company has not initiated benefit plans to date which would require disclosure under the statement.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

Note 2. Stockholders' Equity.

On April 4, 1997 the Company issued 5,000,000 shares of its common stock valued at $2,000 to its founders in exchange for their services.

Note 3. Related Party Transactions.

The Company neither owns nor leases any real or personal property. Office services are provided without charge by an officer of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with the activities of the Company. The Company has not formulated a policy for the resolution of any such conflicts that may arise.

Note 4. Interim Financial Statements

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions incorporated in Regulation 10-SB of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation have been included.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's financial statements for the year ended December 31, 1998.

Basic loss per share was computed using the weighted average number of common shares outstanding.

                               Item 15(b) Exhibits

INDEX TO EXHIBITS                                                     PAGE
-----------------                                                     ----

Exhibit 1  Underwriting Agreement                                      N/A

Exhibit 2  Plan of Acquisition, Reorganization, Arrangement,
           Liquidation, Etc.                                           N/A

Exhibit 3  (i)   Articles of Incorporation                             21
           (ii)  By-laws (as amended)                                  24

Exhibit 4  Instruments Defining the Rights of Security Holders         EX. 3

Exhibit 5  Voting Trust Agreement                                      N/A

Exhibit 6  Material Contracts                                          N/A

Exhibit 7  Letter on Accountant Change                                 N/A

Exhibit 8  Information on Subsidiaries                                 N/A

Exhibit 9  Power of Attorney                                           30